Filed by Devon Energy Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 000-50536

Devon Energy Corporation posted an updated investor presentation on its website on November 7, 2013. Excerpts of the presentation are as follows:

Investor Presentation November 2013

NYSE: DVN www.devonenergy.com Slide 2
Strategic Midstream Combination
Transaction Overview
Devon and Crosstex to
combine midstream assets to
form new midstream business
•
Increases scale and
diversification
•
Enhances growth profile
and financial strength
•
Benefits from high-quality
upstream sponsorship
Transaction expected to close
in first quarter of 2014
AUSTIN
CHALK
EAGLE
FORD
PERMIAN
BASIN
CANA-
WOODFORD
ARKOMA-
WOODFORD
BARNETT
SHALE
HAYNESVILLE
& COTTON
VALLEY
UTICA
MARCELLUS
LA
TX
OK
OH
WV
PA
Gathering System
Processing Plant
Fractionation Facility
North Texas Systems
LIG System
PNGL System
Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline
Storage
Crude & Brine Truck Station
Brine Disposal Well
Barge Terminal
Rail Terminal

Strategic Midstream Combination
Benefits to Devon
Slide 3
Retains majority ownership of midstream business (GP 70%; MLP 53%)
Majority interest in public GP with incentive distributions at highest tier
Provides immediate market-based valuation for Devon’s U.S. midstream business (Publicly held GP and MLP)
Provides low cost of capital vehicle
•
Investment-grade credit profile
•
Potential to fund future midstream growth capital
•
Potential to drop down additional midstream assets
Improves diversification, scale and growth trajectory of midstream business
NYSE: DVN www.devonenergy.com

NYSE: DVN www.devonenergy.com Slide 4
Strategic Midstream Combination
Unlocking Value
Transaction highly accretive to shareholders
•
Initially valued assets at $4.8 billion
Current market value of Devon’s ownership interest
in new business: $6.5 billion
•
>20 times 2014e distributable cash flow
•
>15 times 2014e adjusted EBITDA
•
25% Devon’s of market capitalization
Implies E&P valuation <5 times 2013e EBITDA
( 20% less than average peer group EBITDA multiple)
Note: Peer group includes: APA, APC, CHK, COP, ECA, EOG, HES, MRO, MUR, NBL,
NFX, OXY, PXD, and TLM

Appendix B Midstream & Financial

NYSE: DVN www.devonenergy.com Slide 6
New Midstream Business
Ownership Structure
Devon Energy Corporation
(NYSE: DVN)
General Partner
(“New GP”)
Master Limited Partnership
(“MLP”)
Devon Midstream
Holdings, LP
(“Devon Holdings”)
New GP
Public
Unitholders
30%
40% LP
53% LP
General Partner,
7% LP and
IDRs
50% LP
50% LP
100% Incentive Distribution Rights (IDRs)
Dist./Q Splits
$0.2500 2% / 98%
$0.3125 15% / 85%
$0.3750 25% / 75%
$0.3750 50% / 50%
XTXI currently at
New GP
70%
New GP
Public
Unitholders
MLP
Public
Unitholders

MLP units
(  120 MM units)
Slide 7
New Midstream Business
Transaction Overview
Transaction to be structured as a tax-free combination
Devon Energy Corporation
(NYSE: DVN)
General Partner
(“New GP”)
Master Limited Partnership
(“MLP”)
Devon Midstream
Holdings, LP
(“Devon Holdings”)
Crosstex Energy, Inc.
(NASDAQ: XTXI, “Crosstex GP”)
Crosstex Energy, L.P.
(NASDAQ: XTEX, “Crosstex”)
$100
MM
50% LP
(w/no debt)
50% LP
(w/no debt)
Form Holdings
1-for-1 exchange
for New GP
$2.00/share
53% ownership
New GP units
(   115 MM units)
70% ownership
Devon forms and contributes
substantially all of its U.S. based
midstream assets to Devon
Holdings.
Devon contributes $100 million in
cash and 50% LP interest in Devon
Holdings to the New GP in
exchange for   70% (  115 MM units)
of the pro forma common units
outstanding of the New GP.
Devon contributes 50% LP interest
in Devon Holdings to MLP in
exchange for    53% (  120 MM
units) of the pro forma common
units outstanding of MLP.
Each share of Crosstex GP is
exchanged for one unit of New GP.
The New GP will make a one-time
cash payment to Crosstex GP
shareholders.

Slide 8
New Midstream Business
2014e Financial Outlook
•
2014e adjusted EBITDA (pre-synergies)
— $700 MM combined
— $500 MM at the MLP
•
Synergies contribute to distributable
cash flow growth:
— Financial:   $25 MM annually
— Operational:   $20 MM annually
•
GP distribution per unit
— Increases   50% over XTXI 2013e dividend
— Robust coverage of   1.5x
— Coverage to decline over time to   1.0x
•
MLP distribution per unit
— Increases 8-10% over XTEX 2013e distribution
— Coverage of   1.1x
•
Long-term growth expectations of high
single digits for MLP and 20% or greater
for GP
•
Enhanced balance sheet capacity
Pro Forma
2014e Outlook
Combined Adjusted EBITDA
$700 MM
MLP Adjusted EBITDA
$500 MM
Distribution Per Unit (MLP)
$1.47
Distribution Growth
8%
Dividend Per Unit (GP)
$0.80
Dividend Growth
50%
Note: Pro Forma 2014e Outlook is for illustrative purposes only and assumes full-year contribution of EBITDA. Includes Non-GAAP
financial measure, see appendix for required disclosures.

NYSE: DVN www.devonenergy.com Slide 9
Debt Maturity Schedule
As of September 30, 2013
Due Date Interest Rate $ In Billions
Commercial Paper 0.4% $1.6
January 2014 5.6% $0.5
July 2016 2.4% $0.5
May 2017 1.9% $0.8
July 2018 8.3% $0.1
January 2019 6.3% $0.7
July 2021 4.0% $0.5
May 2022 3.3% $1.0
2023+ 4.8% - 8.0% $4.4
Total Debt $10.1
Cash and cash equivalents $4.3
Net Debt $5.8

Slide 10
Attractively Hedged
Oil Hedges
Oil Hedges
Q4 2013: 70 MBOPD swapped at $100 per BBL
Q4 2013: 72 MBOPD collared at $111 ceiling and $91 floor
2014: 101 MBOPD protected at $92 per BBL
WCS –
WCS –
Regional Oil Basis Swaps
Regional Oil Basis Swaps
Q4 2013: 40 MBOPD at a $22 differential to WTI
Natural Gas Hedges
Natural Gas Hedges
Q4 2013: 1.0 BCFD swapped at $4.09 per MCF
Q4 2013: 0.7 BCFD collared at $4.28 ceiling and $3.61 floor
2014: 1.0 BCFD protected at $4.33 per MCF
Note: The pricing points referenced above are weighted average prices.

NYSE: DVN www.devonenergy.com Slide 11
Sources and Uses of Cash
Before Share Buybacks and Dividends
$ In Billions
2009 2010 2011 2012
2009-2012
Total
Operating Cash Flow 4.8 5.5 6.2 5.0 21.5
Asset Sales / JV Proceeds 0.0 7.0 3.4 1.5 11.9
Capital Expenditures (5.4) (7.0) (7.6) (8.2) (28.2)
Net Cash Effect (0.6) 5.5 2.0 (1.7) 5.2

Cautionary Note to Investors
Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.
Additional Information and Where to Find It
This presentation contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new
General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus.
Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at
Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.
NYSE: DVN www.devonenergy.com Slide 12
Investor Notices Related to
Proposed Crosstex Transaction
Participants in the Solicitation
Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc.
in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.
Non-GAAP Financial Information
This presentation contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results. Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP.
This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.
Safe Harbor
Some of the information provided in this presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as
“forecasts," "projections," "estimates," "plans," "expectations," "targets,"  and other comparable terminology often identify forward-looking statements.  Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under "Risk Factors" in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to, Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.